The 3rd POSCO Group LiB Materials Business Value Day

Disclaimer posco HOLDINGS This presentation contains certain forward-looking statements relating to the businessjl financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical factsjl and are solely opinions and forecasts which are uncertain and subject to risks. Thereforejl the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warrantyjl expressly or impliedlyjl as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation.

New Corporate Vision & Enterprise Value Enhancement Strategy Jeong Ki-Seop Chief Strategy Officer & President, POSCO Holdings

New Corporate Vision & Enterprise Value Enhancement Strategy Jeong Ki-Seop Chief Strategy Officer & President, POSCO Holdings

New Corporate Vision Materials for Tomorrow. Innovation for Excellence

Materials for Tomorrow, Innovation for Excellence * V*. * #    ••••• mi m& Enhance e responsible ESG management system Foster e dynamic corporate culture to grow together Achieve predominant business leadership baaed on future technology ,

Focus on Steel end EV Battery Materials, the two core biz posco HOLDINGS Become next technologies -generation materials leader by maximizing group synergy and acquiring unmatched Steel Global expansion driven mainly by upetreem investment Economicelly viable decerbonization Reetructuring of low-profit, low-efficiency f ecilities posco HOLDINGS Group operations LNG infrastructure expansion Engineering BOX capabilities to generate Group-wide synergy New Discovery of new opportunities through MSA < Novel technologies in future materials EV battery materials High-quslity resource acquisition ahead of the competition Accelerate production ramp-up Next-generation technologies posco HOLDINGS

Steel: Power the transition to a sustainable future with global No.1 cost & technology leadership

Qualitative growth through upstream-focused global expansion and economically viable decarbonization

Business Environment

Block Economy

Supply chain realignment to serve national self-interest

Strengthened economic block triggered by multiple security risks

Decarbonization

Stringent emissions regulation

Uneven pace of transition by regions

Optimize operational efficiency

- Increase facility efficiency by decommissioning low-efficiency, non-core assets
- Offload loss-making entites with structural reasons

Invest in overseas capacity, mainly upstream

- Priority regions: India (high growth), US (high profitability)
- Comprehensive partnerships in steel & EV battery materials businesses

Develop hydrogen-based steelmaking technology (HyREX)

- HyREX demo plant (300K tons, '27) → Commercial scale ('30)
- Explore alternative manufacturing technologies, e.g. shaft
- Apply "bridge (interim)" technologies, e.g. EAF, to produce decarbonized products

4

EV Battery Materials: Become a Leading Global Provider of Raw and Active Materials

posco HOLDINGS

Capitalize on the "chasm (industry slowdown)" to acquire high-quality assets, stake out future markets and grow inherent competence

Business Environment

EV market slowdown

Cost and quality competitiveness comes into sharper focus

Shifts in financing conditions & weak growth outlook deter investment globally

Growing technology importance

Active cross-industry collaboration to satisfy stronger tech standards

Rapid tech development e.g. earlier-than-expected market availability of solid state battery

Actively acquire high-quality resources

- Make disciplined but opportunistic investment in high-quality and undervalued assets for future returns
- Increase investment in South American brine & North American mine assets; diversify geographical mix
- Explore joint development and investment options with local partners overseas

Build Efficient Mass Production System

- Ensure on-schedule plant construction by reinforcing project management; accelerate ramp-up by transferring steelmaking operational knowhow
- Establish global production sites to meet customers' needs

Acquire core technologies in next-generation battery materials

- Develop solid electrolyte and SiOX anode materials at commercial scale to stay ahead in the next-generation battery materials market
- Set industry standards and improve quality through partnerships

5

Strengthen Portfolio Management to Improve Capital Efficiency Exit from projects and assets that are underperforming with low profitability, nan-care, and businesses misaligned with Group strategy; divestment proceeds to be reinvested in core projects or returned to shareholders w l.gtr Restructuring w aati Non-core 69 12D assets S Entities 44 “Restructuring underway; sale of shares held in West Seoul Urban Expressway completed in Q2’24 W2.Btr Expected cash proceeds Target BB% by ‘25 B7% by’26 posco HOLDINGS UnderpBrforming projects Non-core assets 2D24 2025 2D26~

Cancel Treasury Shares (6%) within 3 years (wi.9tr based on current price) o â–¡ur shareholder return policy balances investment for growth and stable dividend. ‘23 dividend payout ratio at 44.7% Unencumbered portion (6%) of treasury shares to be cancelled over 3 years (excludes 4% used es underlying assets for eb issued in ‘2D Board resolution to cancel 2% in 2D24 DOSCO HOLDINGS Shareholder Return Policy (23-25) Shareholder payout reserve 5D-BD% of Annuel FCF (PrJSCD Holdings) Basic Dividend won/share Funds minus dividend payouts Any remaining reserves after payouts are returned to shareholders Treasury share cancellation f S4-f EBf %) ‘23 (used for EB issuance) 6% 6% to be cancelled

Repurchased treasury share to be immediately cancelled posco HOLDINGS In addition to existing treasury shsre csncellstion, Boerd resolved WlDDbn of new treasury shares buybsck snd csncellstion *Part of the proceeds from non-care asset divestment in Ql ‘24 wss used to fund the buybsck Treasury share buyback SI cancellation policy All newly purchased treasury shsres from the market for the purpose of enhancing shareholder velue ere to be cancelled immediately (excluding the portion far employeee) Shareholder Return Trend ci5-E4) _• (1 trillion won) Dividends â– Treasury shsre cancellation W 1.5tr W D.Btr 19 ’2D ’El ’22 ’23 ’24 $K Data for ‘24 aasumes a basic dividend of won/shsre Treesury shere cancellation (2%), additional buybecka SL cancellation (WlDDbn)

1 -w Improve enterprise vslue by optimizing cspitsl efficiency “ â– ^aM mm E Balance investment in growth with continuous restructuring and deliver more value to shareholders . * posco HOLDINGS—Exit from underperfarming assets J? Invest in growth Improve capital efficiency Increase shereholder return \

Enterprise Vslue Enhsncement Report s-JLv 0 KPIs used for evaluation posco HOLDINGS Goals and plana are inf ormed by status analysis and Board discussion; revisit goals after KPI evaluation Disclose Enterprise Value Enhancement Plan by EoY Goals SI plans Y    N Enterprise Value Enhancement Plan Investor communications Board discussion Status analysis

Materials for Tomorrow, Innovation for Excellence Turning the Chasm into Opportunities, Li-ion Battery Materials Business Strategy posco HOLDINGS

The EV market hes entered a chesm due to a slowdown h— Market situation in leading countries ******* ******* ******* ****** EPA* has lowered CD2 reduction target for 27- (Emissions regulation proposal) EV sales in Ql ‘24 fell short of forecast Sales (in thousand EVs) 4UU, Q4 ‘23—330, Ql ‘24—430, Q2 ‘24(f) 24 EV sales decline due to sunsetting of subsidies 1 Countries that ended subsidies: Sweden (end of ‘22) / UK (beginning of ‘23) / Germany (end of ‘23) â~… Slowing growth rete due to economic recession end subsidy cut C23~) U.S. Environmental Protection Agency Global EV sales (Unit: thousand EVs) â–¡AGR 21% â–¡AGR 34% 101540 flfe 15,870 ‘24 231D7D RP.TI Source: SNE Research(‘24.3.

Market Environment Prices stsbilize in 1H 24 following a decline thet began in 2H 23 Metal Prices Li Lithium (US/kg, quarterly average) Ni Nickel 77.2 71 7D.1 75.1 32.3 54.7 45.4 15.2 VI 25.7 *\22.2 22.3 1B-B^1J.2 14.1 13.B 2D.3 12.D ‘22 ‘23 ‘24 Present ’22 (Jul. ‘24) ‘23 ‘24 Present (Jul. ‘24) Demand/Supply outlook Lithium â–¡versupply end excess inventory csused prices to fell in ‘24. Price recovery is snticipsted efter ‘26 due to supply decreese from thB delsyed new project investments US 12-15/kg Nickel Price stebilized as increased Indonesian output offset supply shacks from sanctions against Russia and New Caledonia unrest. â– â– EEH^HBM US 16-lB/kg * Source—Fastmarkets, LME 2

While uncertainties persist, global policy likely to continue to keep Chine in check posco HOLDINGS * Ten OHIO to S0330 } v vow ^    el CINCINNATI, OHIO US presidential lection in November If Trump is re-elected, changes in EV promotion policy is expected to ceuse market to shrink (Abolition/Reduction of IRA, etc.) * * Far-right advances in EU election Election results msy complicete climate policies such ss the Green Deal

While uncertainties persist, global policy likely to continue to keep Chine in check posoo HOLDINGS Tariff hikes on Chinese EVs % 10% MAX.4B

POSCO Gr ategy 1

11. Complete a Full Value Chain â–¡2.    Boost Business Competitiveness â–¡3.    Get ahead of the race to the pO€ Next-Generation battery market H0LC

Complete a Full Value Chain

Boost Business Competitiveness

Get ahead of the race to the Next-Generation battery market

From raw to active materials, multiple projects will come online in '24

POSCO HOLDINGS

POSCO Group's value chain



2023
Mass production
Early stage operation
Investment under review
Lithium
Cathode
Precursor
Nickel
Lithium
Nickel
Recycle
Natural
Spherical graphite
Flake graphite
Anode
Artificial
Silicon
2024
Mass production
Early stage operation
Investment under review
Lithium
Cathode
Precursor
Nickel
Lithium
Nickel
Recycle
Natural
Spherical graphite
Flake graphite
Anode
Artificial
Silicon

7

Complete a Full Value Chain Synergies within PDSCD Group to promote the growth of the lithium ion battery materials business Synergies posco HOLDINGS . From steel to lithium ian battery materials Share knowhow of the world’s most competitive steelmaker • From rew materials to recycle Deliver tailored solutions to customers Leveraging capabilities from R&D triangle Build leadership in both future SI production optimization technologies Deploy operational experience S top-performing engineers from steelmaking operations Provide integrated solutions to customers â–¡btein a reliable El competitive supply of raw materials N.EX.T Hub-PDSTECH: future technology development â–¡perating company (PDSCD Future M): optimization technology development Boost Business Competitiveness Bet shead of the race to the Next-Generation battery market

â–¡1.    Complete a Full Value Chain Competitiveness â–¡3.    Get ahead of the race to the Next-Generation battery market OOSCO HOLDINGS ID

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycle
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Hard Rock Lithium : Accelerate ramp-up and obtain product certification by leveraging experience in Demo Plant

POSCO HOLDINGS

P-PLS (Hard Rock Lithium)



- '23.11 Construction of POSCO-type process completed (21.5kt)
- **'24.4 Inaugural shipment**
- '24.9 Construction of conventional process completed (Causticization, + 21.5K tons)
- '25.2 POSCO-type process fully operational
- '25.9 Conventional process fully operational

POSCO type plant operation rate (%)

(as of end of quarter)


100%
50%
0%
'24.1Q
2Q
3Q
4Q
'25.1Q
Industry avg. (McNulty Curve)

※ Product certification commencement:
P-Future M (May '24~), Major Korean cell makers (Jun. '24~)

11

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycle
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Brine Lithium : Minimize trial and error by applying P-PLS operational experience

POSCO HOLDINGS

P-Argentina (Brine Lithium)



- '24.7 — Construction of POSCO-type process completed (25kt)
- **'24.9 — Inaugural shipment**
- '25.4 — POSCO-type process fully operational
- '25.6 — Construction of conventional process completed (Evaporation method, +25K tons)
- '26 — Conventional process fully operational

POSCO type plant operation rate (%)

(as of end of quarter)


100%
50%
0%
'24. Jul.
3Q
4Q
'25.2Q
Industry avg. (McNulty Curve)

※ Product certification commencement: P-Future M (Sep. '24~), Global Cathode producers (Nov. '24~)

12

Complete a Fun Value Chain Boost Business CompetitivanssB Jhein nsss f1bbb RBcycIa Cathode Anode â–¡et ahead of the race to tha Next-Generation battery market Use the chasm to our advantage by acquiring top-tier assets end expending business posco HOLDINGS Hard Rock Australia: Increase production through partnerships with miners, e.g. Pilbara Minerals Canada: Acquire stakes in profitable mines Explore new lithium mines in Africa and South America Brine Phase 3 oxponaion of bmo project in Argentine Acquire ulUUli BlbmaeaagtainChiBviB JV partners! y Geothermal Brine Acquire new lithium resources in North America A* Diversify raw materials au J3v i

- 0 Diversified technology options provide flexibility p— b Full Value Chain tO SdSpt ‘ BH H H Competitiveness !_—» HHHB H| | l .1. . ‘ Nl Brine Hard Rock Beothermal brine Recycle—_ Cathode —’ Anode Technology Mechanism Advantages Operations _ . ,-——- Sustainable and proprietary Bet ahead of the race etheNext-Qeneretien POSCQ-typBprocess Electrochemical ‘ oj m E KflL-n batterv market (BPED) reactions . P-Argentina (Phase 1) * Waste reduction is achieved through chemical additive reuse and byproduct elimination Conventional process . P-PLS (Plant 2) (causticization, evaporation Chemical reactions Commercially proven P-Arqentine (Phese E) method) ** — _—Suitable for low-grade lithium concentration ISIbw salt lakes CLE Absorption • Lithium recovery from low-grade, high-impurity brine via Geothermal brine adsorption and concentration technologies * Qinnlar CInn+rn—niok/oio ** nirnpi+ I i iii im Pviranfinn

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycle
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Breakthrough Technologies

POSCO HOLDINGS

Bipolar Electrodialysis (BPED)

(Successfully applied in P-PLS Plant 1 & P-Argentina Phase 1)

Lithium sulfate is electrochemically converted to lithium hydroxide by passing through electrodialysis membranes


Bipolar membrane
H_2SO_4
Anion exchange membrane
Cation exchange membrane
LiOH
Bipolar membrane
H_2O
Li_2SO_4
H_2O

Technological excellence

- Subsidiary materials(NaOH) inputs are reduced
  (down 25% vs. conventional process)
- Waste reduction is achieved through subsidiary materials reuse and byproduct(Na_2SO_4) elimination

Direct Lithium Extraction (DLE)

(Pilot Plant test using geothermal brine, ~'24.12)

Technology development began in '16; pilot testing on Argentine brine was completed in '19. Acquired proprietary technologies in adsorptive agent production and high-speed processing


Adsorption
Removal of impurities
(Ca^{2+}, Na^{+}, etc.)
Brine
Desorption
Lithium recovery (LiCl)
Fresh water
LiCl

Technological excellence

- Improved adsorption performance
  (up 15% vs. conventional process)
- Freshwater use minimized
  (down by 20% vs. conventional process)

15

Ni Recycle Cathode Anode Get ahead of the race â–¡ the Next-Generation battery market posco HOLDINGS Li production capacity (Unit: kt) Hard Rack Brine Recycle 71 Recycle, 3 Brine, 5D Recycle, 3 Brine, 5D Recycle, 3 Herd Rack, 22 Recycle, 3 Brine. 25 Hard Rock, 43 Hard Rack, 43 Hard Rock, 43 2023 2024 2025 2026 IB

Complete a Full Value Chain Recycle Cathode Anode Bet ahead of the rece to the Next-Generation battery market Increase synergy with Cathode business by building an IRA-compliant nickel production system â–¡nly 6% of global nickel supplies in ‘23 were IRA-compliant 30kt(B%) IRA-compliant nickel sulfate 52Dkt 49Dkt posco HOLDINGS Smelt Refine ln-house supply of + 2 IRA-eligible nickel Smelter SNNC. Matte Construction completed in Jan. ‘24 Quality standards achieved in May ‘24 Refinery PDSCD, nickel aulfate Commissioning completed in Jun. ‘24 First batch production in Q3 ‘24 I I MM T<# 17 Boost Business Competitiveness

Complete
a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycle
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Breakthrough Technologies

POSCO HOLDINGS

Atmospheric Acid Leaching (AAL)

(Pilot Plant)

Hydrometallurgical process under development:
Nickel ore is leached at atmospheric pressure and temperature


As-is
High pressure and temperature
To-be
Atmospheric pressure and temperature

Technological excellence
- Easier tailings treatment
- Lower CO_2 emissions

Simplified refining process ($NiSO_4$)

(Pilot Plant)

Refining process under development:
Process configuration is optimized and streamlined


As-is
Leaching
Solvent extraction
Apply special reagent
Deploy high-efficiency equipment
To-be
2 stages →1 stage
30% reduction
in No. of machines

Technological excellence
- Lower CAPEX and OPEX

18

Complete a Full Value Chain Bcycls Cathode Anode Get ahead of the race the Next-Generation battery market Nickel sulf ete(NiS04) production capacity (Unit: kt, contained nickel) Primary Recycle Recycle, 3 Primary, 45 Recycle, 3 Recycle, 3 Primary, 2D Recycle, 3 Primary, 2D 2023 2024 2025 2026 3& Excluding supplies acquired through pCAM JV partnerships Boost Business Competitiveness

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycle
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Recycle

Achieve acceptance and operation rate targets; Attain profitability by diversifying customer base

P-HYCM


POSCO

- '23.5 P-HYCM Start of Production(6kt)
- '23.E Ramp-Up
- '24.2 100% Acceptance rate
- '24.6 92% Operation rate
- '25.E Increase sales to electrolyte / cathode producers

Acceptance rate / Operation rate (%) (Based on monthly average)


Acceptance
Operation
100%
50%
0%
94%
100%
43%
92%
Jan. '24
Feb
Mar
Apr
May
Jun

※ Product certification commencement: P-Future M (May '24~), Korean Cathode producers (Jun. '24~)

20

Complete Full Value Chain Boost Bueineae Compatitrvenaaa Enter European & North American markets based an experience in recycle hub operation Recycle Cathode AnadB â–¡et ahead of the race to the Next-Generation battery market OOSCO HOLDINGS Use various raw materials Scrap from cell makers * End of Life EOL* battery â– BS Ecd Meter/si Cathode scrap C P-FutumM ) Downstream proceaa, Korea P-HYCM Mess produce battery-grade lithium, nickel and cobalt » Build regional spokes and hubs Hub Hub

Complet a Full Value Chai Boast Business Competitiveness Rec 1 Cathode Anode Get ahead of the rac to the Naxt-Ganarati battery mar Recycle Breakthrough Technologies posco HOLDINGS Pyrometallurgical ECL battery recycle process under development (Demo plent in operation since Jun. ‘24, commercial production scheduled for ‘27) Saf Br and simpler pretreatment process Tenhnnlnninal pvnallpnnR » Black Mass Law-carbon emission smelting technology Black Alloy (Ni-CD-Mn-Cu) Lithium compounds Graphite High-temperature smelter III 50% II BD% Production time (pretreetment) 4 â– •

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycled
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Cathode

Diversify Cathode customer base and product portfolio

POSCO HOLDINGS

Diversify customer base

Global OEMs and Cell makers


gm
HONDA
SAMSUNG SDI
LG Energy Solution
ULTIUM CELLS
SK on
"B" company in Japan
STELLANTIS
"A" company in Europe
posco FUTURE M

Diversify product portfolio

Build a wide-ranging product portfolio to serve all car segments from entry to premium



Entry	Standard	Premium
• LFP/LMFP development	• Mn-rich LMR • NCM 622	• High-Ni single-crystal NCMA, NCA • High voltage Mid-Ni

23

Compleff a Full Value Chaii Recycled Cathod â– i Anode â–¡at ahead of the rei to the Next-Generetii battery mark Cathode Breakthrough Technologies Mn-Rich LMR* <p«ot pianti * Lithium Manganese Rich First to pursue commercialize cost-competitive LMR (Sample test) Particle size control â–¡ensification posco HOLDINGS Cathode for all-solid-state batteries (p Homogeneous protective coating (Sample test) Hot Plant) Side reactions â–¡ry coating Protective â–¡eating BE: solid electrolyte Wet coating Bchnological excellence Excellent cost competitiveness (15% I compared to NCM) High thermel stebility reduces fire risk Bchnolcgical * Prevent interf sciel side reactions excellence . ySB Df CQS compBtitive coating solutions a4 Boast Business Competitiveness

Complete a Full Value Chain Recycled Cethod Anode Get ahead of the race the Next-Generation battery market Cathode production capa Domestic China North America China, 25 Domestic, 130 2023 2024 â– â–(Unit: kt) North America, 3d China, 25 Domestic, 1BD North America, Ed China, 25 Domestic, 2BD posco HOLDINGS North America, ED China, 25 Domestic, 31D 2025 2026 E5 Boost Business Competitiveness

Get eheed of the race to the Next-Generation battery market Anode Full Anode line-up to supply IRA-compliant products posco HOLDINGS Natural graphite * Offtake for African flake graphite (Tanzania, Mozambique, etc.) * Construction of spherical graphite /acid treetment facilities in Korea completed C2B) Artificial graphite * Secure maximum productivity C24) * Enter countries with low electricity costs (‘26) Silicon * Develop low-cost SiDX msde from ex-Chine silicon * [P-Silicon Solution] SiOx 55Dtps capacity [P-Future M] Si-C production planned by ‘SB * Shareholding structure: P-Silicon Solution (!â–¡â–¡% owned by PDSCD Holdings) Worlds only IRA-compliant and non-FEOC Anode

Complete a Full Value Chain
Boost Business Competitiveness
Li
Ni
Recycled
Cathode
Anode
Get ahead of the race to the Next-Generation battery market

Anode

Breakthrough Technology

POSCO HOLDINGS

Natural graphite anode

(Mass production in Sejong factory)

high-performance (fast-charging/low-swelling) products


As-is
To-be
High-density spheronization

Technological excellence

- Natural graphite that can be mixed with artificial graphite
- Longer lifespan and shorter charging time

Silicon anode (SiOx)

(Mass production by P-Silicon Solution)

Continuous manufacturing technology modeled on POSCO's steelmaking process is under development (certification underway by major Korean cell makers)

Silicon oxide


Nano silicon
Carbon layer
Dopant
(improved initial efficiency)
SiO_2

Continuous manufacturing



Technological excellence

- High productivity (1.7X vs. batch type process)
- Low coating cost (50%↓ compared to CVD carbon coating)

37

Complete a Full Value Chain Boost Business Competitiveness Li Ni Recycled Cathode Anode Get eheed of the race o the Next-Generation battery market Anode production capaci Natural graphite Artificial graphite Silicon Artificial graphite, B Natural graphite, 74 2023 2024 posco HOLDINGS (Unit: kt) Silicon, 1 {Artificial graphite, IB Silicon, 1 Artificial graphite, IB Silicon, S Artificial graphite, SB Natural graphite, 74 Natural graphite, 74 Natural graphite, 74 2025 2026 2B

â–¡1. â–¡E. Complete a Full Value Chain Boost Buainess Competi Get a Next-Generation LA to the posco HOLDINGS 29

Complete e Full Velue Chain Commercialization of all- industry trend 2027 tor ‘27 “B” company “All-solid-stair battery-mounted EVs will r launched in 207 â–¡lid-state batteries in 27 Demand outlook 140 ED Primarily applied to premium EVa Expected demend between ED end 12DGWh in 2032 I a DOSCO HOLDINGS Optimistic 3.6% in EV bettBry market share Boost Business Competitiveness Get shead of the race to the Next-Generation battery market

Complete a Full Value Chain Supply all key components All-solid-state batteries e + separator ; â–º Solid electrolyte i E V.___________________________________________________’ Enhanced safety ithn â– anode Increased energy density for all-solid-state batteries posco HOLDINGS Products by PDSCD Group Lithium ion battery All-solid-state battery (graphite) lathode r>wr> lithium metal] lectrolyte Cathode Increased lithium usage in all-solid-state batteries compered to current lithium-ion batteries (aPPmx eb-32%) Booat Business Competitiveneea Get ahead of the race to the Next-Generation battery market

Complete
a Full Value Chain
Boost Business
Competitiveness
Get ahead of the race
to the Next-Generation
battery market

Expedite entry into next generation battery materials by accelerating technology development based on partnerships with customers

POSCO HOLDINGS

Solid electrolyte (P-JK Solid Solution)

Cost competitiveness through sourcing low-cost raw materials
(Product certification ongoing by major Korean cell makers)


Sulfide-based
solid electrolyte



P-JK Solid Solution Production scale-up aligned with customer growth roadmaps (~'26)

※ Shareholder structure: P-JK Solid Solution (POSCO Holdings 40%, Jeongkwan 60%)

Lithium metal anode (Demo Plant)

Enhance safety via protective coating application and wide-width manufacturing technology modeled on steel electroplating
(sample test underway by global OEMs)


Before protective coating


After protective coating

POSCO Holdings Width 100 ► 600mm under development

32

Summary PD5CD Group’s strategy to stey competitive Build competencies the full value chain Acquire high-quality assets (Salt lakes, mines) â–¡a- Bet ahead of the race to the Next-Generation battery merket 3.4 ‘23 trillion won tathode. Anode B.B Lithium, Nickel 2.2 ‘26 Revenue â– ‘23 1.6 Anode 1.1 Lithium, Nickel â–¡.5 ‘26 EBITDA Based an simple summation, before offsetting transactions between affiliates 1 38 Recycle revenues and EBITDA are included in lithium S nickel figures % In ‘26, Lithium price of US lBJDD/ton & Nickel price of US 17f375/tonf and exchange rate of U5D/KRW=1,192 assumed—Price estimates were made by PDSRI based on dsta from WoodMac, Fastmarkets, etc.

Materials for Tomorrow, • u/ m Innovation for Excellence fr Hl h Thank vdu for vour attention